UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ______)*

HELIX TCS, INC.
(Name of Issuer)

Common Shares, $0.001 par value
(Title of Class of Securities)

None
(CUSIP Number)

Helix Opportunities, LLC

Zachary L. Venegas, Managing Member

P. O. Box 264

Kulpsville, PA 19443

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 9, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
(1)	NAME OF REPORTING PERSONS: Helix Opportunities, LLC, a limited liability corporation and managing member Zachary L. Venegas

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X] (b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 22,225,000 Common Shares; 1,000,000 Class "A" Preferred Convertible Shares

	(8)	SHARED VOTING POWER 0

	(9)	SOLE DISPOSITIVE POWER 22,225,000 Common Shares; 1,000,000 Class "A" Preferred Convertible Shares

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,225,000 Common Shares; 1,000,000 Class "A" Preferred Convertible Shares

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.4% (a)

(14)	TYPE OF REPORTING PERSON CO

(a) Based on 27,992,497 shares issued and outstanding as of the date of this filing.

Item 1. Security and Issuer

This Schedule 13D (this "13D") is filed with respect to the Common Shares,  par value $0.001 per share (the "Common Shares") and Series "A" Convertible Preferred Stock, par value $0.001 per share (the "Series "A" Convertible Preferred Stock"), of Helix TCS, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 5300 DTC Parkway, Suite 300, Greenwood Village, Colorado 80111.

Item 2. Identity and Background

Below is information regarding the Reporting Entity:

(a)	This 13D is being filed on behalf of the following entity: Helix Opportunities, LLC and managing member Zachary L. Venegas
(b)	The principal business address for the Reporting Entity is P.O. Box 264, Kulpsville, PA 19443

(c)	Employment Information: Helix Opportunities, LLC is a limited liability corporation formed in the state of Delaware.

(d)	The Reporting Entity has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Entity has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Helix Opportunities, LLC is a limited liability corporation formed in the state of Delaware, United States.

Item 3. Source and Amount of funds or Other Consideration

 On October 9, 2015, Helix Opportunities, LLC entered into a Share Purchase Agreement ("the Purchase Agreement") acquiring the shares of Helix TCS, Inc. owned by Syndicated Equity, Inc. and acquired 8.9 million new shares of the Company's common stock (pre-reverse split). Helix TCS, Inc. then initiated a 1 for 4 reverse stock split whereby each previously issued share of common stock subsequently represented one quarter of a new share.

On December 23, 2015, the Company issued a total of 1,000,000 shares of its Class A Preferred Stock as part of a reorganization in which Helix Opportunities LLC contributed 100% of Helix TCS, LLC and its wholly-owned subsidiaries, Security Consultants Group, LLC and Boss Security Solutions, to the Company in exchange for 1,000,000 convertible preferred shares of the Company and 20 million common shares (post-reverse split). The Class A Preferred Stock includes super majority voting rights and are convertible into 60% of common stock.

Item 4. Purpose of Transaction

This form is the initial filing in conjunction with the effectiveness of the Form 10 of Helix TCS, Inc. The information set forth or incorporated in Item 3 is incorporated herein by reference.

The Reporting Entity has plans which relate to, or could result in the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D as follows:

(a) - (c)	None at this time.

(d)	None.

(e)	None.

(f)	None.

(g)	None

(h)	None.

(i)	None.

(j)	None.

The Reporting Entity may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

	(a) Aggregate number and percentage of the class of securities beneficially owned	Sole Power to Vote or to Direct the Vote:	Shared Power to or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of:	Shared Power to Dispose or to Direct the Disposition of:

	(Common Stock)
Helix Opportunities, LLC (1)	22,225,000 - 79.4%	22,225,000	0	22,225,000	0

	(Class "A" Convertible Preferred Stock)
Helix Opportunities, LLC (1)	1,000,000-100%	1,000,000	0	1,000,000	0

(1) Zachary L. Venegas, the Issuer's CEO and Director, is controlling Manager and Member of Helix Opportunities, LLC.

(c)	Except as disclosed above, the Reporting Entity has not effected any transaction in the shares during the preceding 60 days.

(d)

No person other than the Reporting Entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares reported on this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 3 and 4 above which is incorporated by reference herein.

Item 7. Material to Be filed as Exhibits

99.1	Reorganization Agreement
99.2	Certificate of Amendment

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2017

Helix Opportunities, LLC

By:	/s/ Zachary L. Venegas
Name:	Zachary L. Venegas, Managing Member

/s/ Zachary L. Venegas
Name:	Zachary L. Venegas, Individual